Press Release	Source: NICE Systems Ltd.

NICE Commences Public Offering of American Depositary Shares

Ra’anana, Israel, September 18, 2007 - NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions™ to drive performance, today announced that it has agreed to sell 4,500,000 American Depositary Shares, each representing one of its Ordinary Shares. All of the American Depositary Shares in the offering will be sold by NICE. Banc of America Securities LLC is acting as the sole underwriter for the offering. NICE also has granted the underwriter a 30 day option to purchase up to 675,000 additional American Depositary Shares. Closing of the offering is expected to occur on or about September 24, 2007, subject to customary closing conditions.

The offering is being made pursuant to an effective automatic shelf registration statement. The offering may be made only by means of a prospectus, copies of which may be obtained, when available, by sending a request to: Banc of America Securities LLC Capital Markets (Prospectus Fulfillment), by e-mail to dg.prospectus_distribution@bofasecurities.com or by mail to Banc of America Securities LLC, Capital Markets Operations, 100 West 33rd Street, 3rd Floor, New York, NY 10001.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities, nor shall there be any sale of these securities, in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About NICE Systems

NICE Systems (NASDAQ:NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data — from telephony, web, email, radio, video, and other data sources. NICE’s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in 100 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

This press release contains forward-looking statements. Words such as “expects,” “intends” and similar expressions are intended to identify forward- looking statements. These forward-looking statements are based upon NICE System’s current expectations. Forward-looking statements involve risks and uncertainties. NICE System’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties related to satisfaction of customary closing conditions related to the public offering. There can be no assurance that NICE Systems will complete the offering of the American Depositary Shares on the anticipated terms, or at all. In addition, NICE System’s business is subject to the risks detailed in NICE System’s filings with the Securities and Exchange Commission. NICE Systems expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.